

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 8, 2010

Mr. Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos
425-8° andar
Leblon 22430-190
Rio de Janeiro-RJ, Brazil

>   **Re: Tele Norte Leste Participações S.A.**
>   **Form 20-F for Fiscal Year Ended December 31, 2008**
>   **Filed July 13, 2009**
>   **File No. 1-14487**

Dear Mr. Zornig:

    We have reviewed your supplemental response letter dated December 17, 2009 as well as your filing and have the following comments. As noted in our comment letter dated September 25, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2008

Note 36- Summary of the differences between Brazilian GAAP and US GAAP, page F-87

(m) Income tax and social contribution, page F-95

1. We note your response to prior comment 1, in which you state that all of the tax benefits taken in your tax returns were more likely than not of being sustained and were, therefore, recognized in your financial statements. In this regard, your disclosure at page F-97 regarding the amount of your "unrecognized tax benefits" is confusing since this term is defined by FIN 48 as the differences between a tax position taken in a tax return and the benefit recognized pursuant to FIN 48. Please revise your disclosure, in future filings, to more clearly describe your accounting treatment for these tax contingencies.

(q) Statement of cash flows, page F-99

2. We note your response to prior comment 2. Please tell us the source of your understanding that the FASB staff will not object to a reclassification of this nature. In addition, we are confused by your statement that your proposed presentation of these amounts would be consistent with your accounting under Brazilian GAAP. It is unclear why these securities would be classified as investing activities under Brazilian GAAP since they are considered cash equivalents. Please advise.

3. We note your response to prior comment 3. We are still unclear as to the nature of all of the changes to the amounts reported as cash flows from operating, investing, and financing activities. For example, US GAAP cash flows from operating activities for 2007 was reported as R$3,009 in the 2007 Form 20-F and as R$4,683 in the 2008 Form 20-F, a difference of R$1,674. Similarly, US GAAP investing cash flows for 2007 changed by R$1,548. Please provide us with a reconciliation between the amounts of US GAAP 2007 and 2006 cash flows reported for each category in the 2007 20-F and the amounts reported for the same periods in your most recent 20-F. Please include a clear explanation of each reconciling item. In this regard, please expand your explanation of the difference of R$1,577 relating to reclassified cash flows, including how this amount was determined. Tell us how this reclassification relates to the reclassification you intend to make in an amended filing, as discussed in your response to our prior comment 2.

4. We note your response to prior comment 4. In light of the fact that you are amending your Form 20-F to correct a separate error in the cash flow statement and the significance of the amounts presented in your analysis, it is unclear why you do not intend to adjust the cash flow statement for these additional items. Please advise.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director